UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10447

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABOT OIL & GAS CORPORATION SAVINGS
INVESTMENT PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024
(281) 589-4600

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
C O N T E N T S
All other schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
     Cabot Oil & Gas Corporation Savings Investment Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in the net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Houston, Texas
June 23, 2017

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
CASH	$1,827	$1,765
INVESTMENTS, at fair value
Money market fund	14,069,746	15,582,234
Mutual funds	78,336,509	75,812,440
Common stock	26,686,468	21,386,268
TOTAL INVESTMENTS, at fair value	119,092,723	112,780,942
RECEIVABLES
Employer contribution receivable	—	88,116
Notes receivable from participants	1,323,717	1,133,967
TOTAL RECEIVABLES	1,323,717	1,222,083

NET ASSETS AVAILABLE FOR BENEFITS	$120,418,267	$114,004,790
See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest and dividends	$3,058,272
Net appreciation in fair value of investments	11,304,712
Other income	50,000
TOTAL INVESTMENT INCOME	14,412,984

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	47,258

CONTRIBUTIONS
Employer	6,383,072
Participants	3,649,079
Rollovers	248,947
TOTAL CONTRIBUTIONS	10,281,098

TOTAL ADDITIONS TO NET ASSETS	24,741,340

DEDUCTIONS FROM NET ASSETS
Benefit payments	18,318,066
Administrative expenses	9,797
TOTAL DEDUCTIONS FROM NET ASSETS	18,327,863

NET INCREASE	6,413,477

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	114,004,790

End of year	$120,418,267
See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
NOTE A - DESCRIPTION OF PLAN
The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General: Cabot Oil & Gas Corporation (“COGC” or the “Company”) was previously a subsidiary of Cabot Corporation (“Cabot”). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly owned and ceased to be a subsidiary of Cabot.
Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. An employee is eligible to become a participant in the Plan upon the first day of employment.
Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (“PSSP”) and the Cabot Employee Stock Ownership Plan (“ESOP”). Each COGC employee who was a member of the PSSP and ESOP automatically became a participant in the Plan on January 1, 1991, was 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990 and had his or her PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.
Benefits under the ESOP were frozen as of December 31, 1990. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the ESOP common stock are distributed to the other plan investment election(s) according to the participant’s most recent investment election. If such an election has not been made by a participant, dividends from the stock held in a participant’s ESOP account are invested for the participant in the money market fund investment option established under the Plan. Prior to September 30, 2010, the ESOP balance was comprised of Cabot and/or COGC common stock. Effective September 30, 2010, the investment option that allowed participants to invest in Cabot common stock was eliminated. As of December 31, 2016 and 2015, amounts remaining in the ESOP account under the Plan were $2,287,572 and $2,757,473, respectively.
Eligibility: Employees become eligible in the Plan immediately upon their date of hire, provided the employee has reached the age of 21.
Contributions: A participant may elect to defer a percentage of his or her compensation during the plan year, which is defined in the plan document and subject to the limits imposed by the Internal Revenue Code (“IRC”). Contributions can be made on both a pre-tax (before federal and state taxes are withheld) and/or after-tax basis through payroll deductions, except for employees residing in the state of Pennsylvania. Pennsylvania requires that state taxes be withheld before the pre-tax contribution. The participant is always fully vested in his or her contributions made on either a pre-tax or after-tax basis.
The Company provides an incentive for each employee to participate in the pre-tax portion of the Plan by matching 100 percent of the first 6 percent of eligible compensation contributed.
The Plan also provides for additional discretionary profit-sharing contributions to eligible plan participants. The additional contributions are made at the discretion of the Company and may be adjusted from time to time. The Company presently makes discretionary profit sharing contributions to the Plan in an amount equal to 9 percent of an eligible plan participant’s pre-tax salary and bonus (to the extent not deferred under the Company’s Deferred Compensation Plan). These contributions are subject to the vesting provisions of the Plan to the same extent as the Company’s matching contributions, as described below, and the limitations imposed by the IRC. Matching and discretionary profit-sharing contributions for the year ended December 31, 2016 were $2,501,326 and $3,881,746, respectively.
Vesting: The participant is credited with a year of vesting service for each plan year in which he or she has 1,000 or more hours of service. The Company’s matching and discretionary profit-sharing contributions vest at 20 percent per year of vesting service and are fully vested after five years of vesting service. A participant’s account becomes 100 percent vested with less than five years of vesting service as a result of either (i) permanent and total disability, (ii) death (account value is paid to the designated beneficiary) or (iii) attainment of age 65.
If a participant leaves the Company and is rehired within five years, the prior service with the Company will be restored under the Plan. Additionally, if the participant was partially vested when the employment was initially terminated, the Company will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.
Investment Elections: The Plan allows the participants to (i) change the percentage of contributions withheld through payroll deductions a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (“Trustee” or "Fidelity") or via the internet, (iii) transfer the total balance of his or her accumulated investments from one fund to another and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time, except after a hardship withdrawal.
Payment of Benefits: A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000, the participant can defer the payment up to age 70 1/2.
An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of COGC common stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as COGC common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.
Withdrawals During Employment: A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make either a voluntary withdrawal or a hardship withdrawal from the amounts that were transferred. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the plan document.
A participant is also eligible for a hardship withdrawal from his or her PSSP pre-tax account under the following conditions, (i) in a year in which the participant has already made two voluntary withdrawals and (ii) when three months have not elapsed since the time of the last voluntary withdrawal. Special rules apply which determine the hierarchy of access to the various sources of funds including (i) the participant has already withdrawn the full amount of both the after-tax contributions and the vested Company contributions, (ii) the participant must have fully exhausted the ability to obtain funds from any other source, including a loan from the Plan and (iii) the participant submitted an application to the Administrative Committee for a hardship withdrawal. Following a hardship withdrawal, there will be an automatic six-month suspension of the participant’s pre-tax contributions. In-service distributions are also available upon hardship or upon request with respect to participant’s after-tax contributions or pre-tax contributions after attainment of age 59 1/2.
A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include a 10 percent early distribution tax if made before age 59 1/2 under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the Plan after January 1, 1991, at any time after age 59 1/2. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.
Withdrawals upon Termination of Employment: A participant can withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) termination after attainment of age 65, (iii) retirement at age 55 or later with 10 years of service or at age 50 with 20 years of service or (iv) permanent and total disability or death. The full value of the participant’s account will be paid and may be subject to income tax when distributed, unless an election is made by the participant to rollover the funds as allowed by the IRC. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover. If the withdrawal is greater than $1,000 but less than $5,000 and the member does not elect to have distributions made to an eligible retirement plan or to receive the distribution, the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.
Notes Receivable from Participants: A participant can borrow up to 50 percent of his or her vested account balance (excluding discretionary profit-sharing contributions) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff of loans is permitted. The loan interest rate is set by the Administrative Committee and is one percent above the prime rate charged by the

Company’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.
Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Company contribution.
For the year ended December 31, 2016, employer contributions were reduced by $205,911 from forfeited nonvested accounts. The unallocated forfeited accounts were $76,074 and $75,432 at December 31, 2016 and 2015, respectively.
Rollover Contributions: Generally, if a participant received a qualified total distribution as defined in the IRC the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.
Plan Trustee: The Trustee was appointed by a contract dated June 1, 1991. Under the contract, the Trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets.
NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments: Investments are recorded at fair value based on externally quoted and reported market prices. For further information on the Plan’s valuation of investments, refer to Note F — Fair Value Measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation/(Depreciation) in Fair Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.
Payment of Benefits: Benefits are recorded when paid.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are recorded as distributions based upon terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Administrative Expenses: Investment related expenses are included in net appreciation/(depreciation) in fair value of investments. Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants and participant directed investment transactions, were paid by the Company. Those expenses paid by the Company are excluded from these financial statements.
The Plan has entered into a Revenue Credit program with the Trustee whereby, on an annual basis, the Plan is eligible to receive a credit of $50,000 per year, paid quarterly in arrears to an ERISA account. Qualified plan expenses may be paid from the ERISA account. During the year, the Plan received $50,000 from the Trustee and has reflected the receipt as an increase in other income. At December 31, 2016 and 2015, there was $187,607 and $137,523, respectively, remaining in the ERISA account, and is included in the Plan's net assets.
Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks, mutual funds and money market funds offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.
Recent accounting pronouncement: In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). The ASU removes the requirement to categorize certain investments within the fair value hierarchy and also removed the requirement to make certain disclosures. For public filers, this ASU was effective for fiscal years beginning after December 15, 2015. The Plan Sponsor adopted this ASU effective January 1, 2016. The adoption of this ASU did not have an impact on the Plan's financial statements.

NOTE C - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan document to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a plan termination or partial termination, those participants will become 100 percent vested in their accounts and all assets remaining in the Plan will be paid to the participants and their beneficiaries in accordance with the plan document.
NOTE D - INCOME TAX STATUS
The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the IRC and, therefore, exempt from federal income tax under the provisions of Section 501(a). The Plan obtained its latest determination letter on May 24, 2012, in which the Internal Revenue Service (“IRS) stated that the Plan was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
NOTE E - PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in various Fidelity mutual funds and other investments. These investments are considered party-in-interest transactions because Fidelity serves as trustee of the Plan. In addition certain fees are paid to the Trustee. The Plan’s management has approved these investment options and fees.
The Plan also invests in the Company’s common stock. Transactions in the Company's common stock are considered party-in-interest transactions because the Company is the Plan’s sponsor. Notes receivable from participants also qualify as part-in-interest transactions.
 NOTE F - FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.
The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Authoritative guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

•
Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Plan has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment.

•
Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

•
Level 3: Valuations utilizing significant, unobservable inputs. This provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine the fair values.
The following fair value hierarchy table presents information about the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015, respectively:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Mutual Funds	$78,336,509	$—	$—	$78,336,509
Money Market Fund	14,069,746	—	—	14,069,746
Common Stock	26,686,468	—	—	26,686,468
Total investments measured at fair value	$119,092,723	$—	$—	$119,092,723

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Mutual Funds	$75,812,440	$—	$—	$75,812,440
Money Market Fund	15,582,234	—	—	15,582,234
Common Stock	21,386,268	—	—	21,386,268
Total investments measured at fair value	$112,780,942	$—	$—	$112,780,942
The determination of the fair values above incorporates various factors. The following is a description of the Plan’s valuation methodology used to measure the fair values of assets measured at fair value:

•	Money market funds are valued at $1.00 per share which approximates market value.

•	Mutual funds and common stock are valued based on quoted closing market prices traded in active markets as reported by the investment trustee of the Plan's assets.
There have been no changes in the methodologies used at December 31, 2016 and 2015.

SUPPLEMENTAL SCHEDULE

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN No. 04-3072771 Plan number 001
December 31, 2016

	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
(a)
	MONEY MARKET
*	Fidelity Mgmt. Trust Co.	Fidelity Money Market Trust Retirement Money Market Portfolio	N/A	$14,069,746
	MUTUAL FUNDS
*	Fidelity Mgmt. Trust Co.	Spartan 500 Index Fund - Advantage Class	N/A	8,441,260
*	Fidelity Mgmt. Trust Co.	Spartan U.S. Bond Index Fund - Advantage Class	N/A	6,160,319
*	Fidelity Mgmt. Trust Co.	Fidelity Diversified International Fund- Class K	N/A	4,130,111
	Oakmark Funds	Oakmark Fund - Class I	N/A	11,545,114
	Glenmede Funds	Small Cap Equity Institutional	N/A	3,921,732
	Davis Funds	New York Venture Fund - Class Y	N/A	5,513,731
	Lord Abbett Funds	Mid-Cap Stock I	N/A	5,071,979
	Oakmark Funds	Oakmark Equity and Income Fund - Class I	N/A	6,155,286
	John Hancock Investments	Disciplined Value R6	N/A	355,359
*	Fidelity Mgmt. Trust Co.	Fidelity Capital Appreciation Fund - Class K	N/A	7,162,711
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K Income Fund	N/A	293,806
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2010 Fund	N/A	175,536
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2015 Fund	N/A	281,140
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2020 Fund	N/A	3,597,398
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2025 Fund	N/A	3,853,874
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2030 Fund	N/A	2,416,309
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2035 Fund	N/A	1,898,633
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2040 Fund	N/A	1,755,067
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2045 Fund	N/A	1,899,265
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2050 Fund	N/A	2,948,474
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2055 Fund	N/A	619,048
	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2060 Fund	N/A	140,357
	TOTAL MUTUAL FUNDS			78,336,509

	COMMON STOCK
*	Cabot Oil & Gas Corporation	Cabot Oil & Gas Corporation Common Stock (1,142,400 shares)	N/A	26,686,468
*	NOTES RECEIVABLE FROM PARTICIPANTS	4.25%-4.50% various maturity dates through December 2021	—	1,323,717
				$120,416,440
* - Party-in-interest to the Plan.
N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.
See Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 23, 2017	By:	/s/ Todd M. Roemer
Todd M. Roemer
Vice President and Controller

INDEX OF EXHIBITS

The following are included as exhibits to the report:

Number	Description

23.1	Consent of BDO USA, LLP